UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 06, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX
Second Circuit Decision Re Lehman Bros. Holdings  - dated 06 August 2014

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 06, 2014

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 06, 2014
By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

6 August 2014

Barclays PLC

Second Circuit Decision in Re: Lehman Brothers Holdings Inc.

Barclays notes the decision yesterday of the United States Court of Appeals for the Second Circuit (the "Second Circuit") in Re: Lehman Brothers Holdings Inc. The Second Circuit has affirmed the District Court's rulings that Barclays is entitled to all of the Margin Assets and the Clearance Box Assets. Barclays continues to take legal advice in respect of this matter and to evaluate the potential financial impact of the decision.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207-116-5752	+44 (0)207-116-6132

About Barclays

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com